UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36093

WINDSTREAM SERVICES, LLC
(Exact name of registrant as specified in its charter)

4001 Rodney Parham Road
Little Rock, Arkansas 72212
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Deferred Compensation Obligations
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*On September 21, 2020 (the “Effective Date”), Windstream Services, LLC (the “Company”) emerged from bankruptcy, pursuant to that certain First Amended Joint Chapter 11 Plan of Reorganization (the “Plan”) approved and confirmed by the U.S. Bankruptcy Court for the Southern District of New York on June 26, 2020. As of the Effective Date, pursuant to the Plan, the Company’s deferred compensation obligations (the “Obligations”) outstanding under the Windstream 2007 Deferred Compensation Plan prior to the effectiveness of the Plan were deemed canceled and extinguished. This Form 15 is intended to suspend all filing obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the Obligations.

 Pursuant to the requirements of the Securities Exchange Act of 1934, Windstream Services, LLC, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Windstream Services, LLC

Date: September 22, 2020	By:	/s/ Kristi M. Moody
	Name:	Kristi M. Moody
	Title:	Executive Vice President, General Counsel and Corporate Secretary